Exhibit 4.8

VIRCO MFG. CORPORATION
2019 OMNIBUS EQUITY INCENTIVE PLAN
UNRESTRICTED STOCK AWARD AGREEMENT
THIS AGREEMENT made as of ___________, 2019 [insert date on which Committee awards the stock], (“Grant Date”) by and between Virco Mfg. Corporation (the “Company”), and ___________________ (the “Awardee”).
WITNESSETH:
WHEREAS, the Company has adopted and maintains the Virco Mfg. Corporation 2019 Omnibus Equity Incentive Plan, effective [_______], 2019 (the “Plan”), and
WHEREAS, the Committee has authorized an Unrestricted Stock Award to the Awardee under the Plan, on the terms and conditions set forth in the Plan and as hereinafter provided,
NOW, THEREFORE, in consideration of the premises contained herein, the Company and the Awardee hereby agree as follows:
1.Plan. This Unrestricted Stock Award is made pursuant to the terms of the Plan which are incorporated herein by reference. Terms used in this Agreement which are defined in the Plan shall have the same meaning as set forth in the Plan.
2.Award of Stock. The Company hereby grants to the Awardee [insert # of shares] of unrestricted stock subject to the terms of the Plan and this Agreement.
3.Share Certificates. The Awardee hereby acknowledges that [insert #] share certificates for such Shares shall be issued and delivered to the Awardee as soon as practicable after the Grant Date, subject to any delay of vesting under Section 4.
4.Vesting. The Shares awarded hereunder shall be fully vested upon the later of the Grant Date or the date the shareholders approve the Plan pursuant to Article III of the Plan. In the event that the shareholders have not approved the Plan as of the Grant Date, the Award shall be treated as a Restricted Stock Award under the terms of the Plan and shall be subject to forfeiture in the event of the Awardee’s Termination of Service with the Company prior to the approval of the Plan by the shareholders.
5.Regulation by the Committee. This Agreement and the Unrestricted Stock Award shall be subject to the administrative procedures and rules as the Committee shall adopt. All decisions of the Committee upon any question arising under the Plan or under this Agreement shall be conclusive and binding upon the Awardee.
6.Withholding. The Company or an Affiliate shall be entitled to deduct and withhold the minimum amount necessary in connection with the Awardee’s Unrestricted Stock Award to satisfy its withholding obligations under any and all applicable federal, state and/or local tax rules or regulations.
7.Awardee Acknowledgment. Awardee acknowledges and agrees that nothing in this Agreement, nor in the Plan shall confer upon the Awardee any right to continue in the service of the Company, nor shall it interfere in any way with Awardee’s right or the Company’s right to terminate Awardee’s service at any time, with or without Cause. Awardee acknowledges receipt of a copy of the Plan and represents that he or she is familiar with the terms and provisions thereof. Awardee has reviewed the Plan and this Award in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Award and fully understands all provisions of the Award. By executing this Agreement, the Awardee hereby agrees to be bound by all of the terms of both the Plan and this Agreement.

VIRCO MFG. CORPORATION

By: Its: , Awardee	Date Date